UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 6

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

ICX TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

INDICATOR MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

FLIR SYSTEMS, INC.

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

44934T105

(CUSIP Number of Class of Securities)

William W. Davis

Senior Vice President, General Counsel and Secretary

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

(503) 498-3547

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$278,527,110.40	$19,858.98

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is determined by multiplying 36,891,008 shares of common stock, par value $0.001 per share, of ICx Technologies, Inc. (the “Company”), consisting of (i) 34,987,461 shares of common stock of the Company outstanding as of September 1, 2010, (ii) 1,776,297 shares of common stock of the Company potentially issuable upon the exercise of outstanding, vested, in-the-money stock options as of September 1, 2010 and (iii) 127,250 shares of common stock of the Company potentially issuable upon the exercise of outstanding warrants to purchase common stock of the Company as of September 1, 2010, by the offer price of $7.55 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$19,858.98 Schedule TO FLIR Systems, Inc. and Indicator Merger Sub, Inc. September 3, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Indicator Merger Sub, Inc., a Delaware corporation (the “Purchaser”), which is a wholly owned subsidiary of FLIR Systems, Inc., an Oregon corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 3, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock of ICx Technologies, Inc., a Delaware corporation, par value $0.001 per share (the “Shares”), at a purchase price of $7.55 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, New York City time, on October 1, 2010. The Depositary has advised Parent that, as of the expiration of the Offer, a total of 32,683,590 Shares were validly tendered and not validly withdrawn, representing approximately 93.4% of the Shares outstanding. In addition, the Depositary has advised Parent that it has received commitments to tender 469,704 additional Shares under guaranteed delivery procedures. All Shares that were validly tendered and not validly withdrawn during the Offer have been accepted for payment.

Pursuant to the terms of the Merger Agreement, Parent intends to consummate the Merger in accordance with the Merger Agreement on or about October 4, 2010. The Merger Agreement provides, among other things, that the Purchaser will be merged with and into the Company, with the Company continuing as a wholly owned subsidiary of Parent. Each of the remaining outstanding Shares (other than (i) Shares owned by the Company as treasury stock or by Parent or the Purchaser, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under Delaware law within the time set forth in Section 262 of the DGCL plus the 15-day extension period agreed to under the MOU) will be converted into the right to receive $7.55 per Share in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Market.

The full text of the press release issued by Parent and the Company on October 4, 2010 announcing the expiration and results of the Offer and the anticipated completion of the Merger is filed as Exhibit (a)(5)(M) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(M) Joint Press Release issued by Parent and the Company on October 4, 2010.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2010	INDICATOR MERGER SUB, INC.

	By:	/s/ William W. Davis
	Name:	William W. Davis
	Title:	Secretary

Date: October 4, 2010	FLIR SYSTEMS, INC.

	By:	/s/ William W. Davis
	Name:	William W. Davis
	Title:	Senior Vice President, General
Counsel & Secretary